AB 10/4 BB

Rec'd 06

SECURITIES A
Wa:

06050213

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 9 2006
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/03 (MM/DD/YY) AND ENDING 9/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Australia Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 5 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
National Australia Capital Markets LLC:
(A Limited Liability Company and
A Wholly Owned Subsidiary of National Australia Bank)

We have audited the accompanying statement of financial condition of National Australia Capital Markets LLC, a Limited Liability Company (the Company), a wholly owned subsidiary of National Australia Bank, as of September 30, 2004, and the related statements of operations, changes in members' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Australia Capital Markets LLC as of September 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

October 29, 2004

NATIONAL AUSTRALIA CAPITAL MARKETS LLC
(A Limited Liability Company)
(A Wholly Owned Subsidiary of National Australia Bank)

Statement of Financial Condition

September 30, 2004

Assets

Cash and cash equivalents	$	8,900,414
Due from clearing broker (note 5)		260,275
Accrued interest receivable		70,458
Deferred tax assets (note 4)		347,358
Other assets		46,440
Total assets	$	9,624,945

Liabilities and Members' Equity

Due to affiliate (note 3)	$	2,490,212
Income taxes payable (note 4)		1,070,458
Accrued expense		24,000
Total liabilities		3,584,670
Commitments and contingencies (note 5)		
Subordinated borrowings (note 3)		5,000,000
Members' equity (note 1):		
Members' contribution		375,000
Retained earnings		665,275
Total members' equity		1,040,275
Total liabilities and members' equity	$	9,624,945

See accompanying notes to financial statements.